June 13, 2017

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Freight Solution, Inc.: Effectiveness of its Registration Statement on Form S-1 filed March 27, 2017, as amended by Form S-1 Pre-Effective Amendment No. 2 as filed on June 1, 2017 (SEC File Number 333-216960)

Dear Ms. Jacobs:

This letter serves as Freight Solution, Inc., a Nevada corporation’s (the “Company”) request, per specific guidance received by the Company’s securities counsel, Blair Krueger, Esq. of Krueger LLP, for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 11:00 a.m. (EDT) on Thursday, June 15 2017, or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, the Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the Company at the following address and location:

Mr. Shane Ludington

Freight Solution, Inc.

8506 Strong Avenue

Orangevale, CA 95662

(916) 600-5773

Please call us with your questions or comments, if any. Thank you in advance for your assistance.

Very truly yours,

/s/Shane Ludington______

Shane Ludington,

President, Chief Executive

Officer and Chief Financial Officer

Freight Solution, Inc.

cc:

Ms. Ji Shin

Division of Corporation Finance

United States Securities and Exchange Commission